[Callaway Golf Company Letterhead]

October 29, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:	Amanda Ravitz, Branch Chief John Stickel, Attorney Advisor

Re:	Callaway Golf Company Registration Statement on Form S-3 filed on September 10, 2009, as amended File No. 333-161848

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Callaway Golf Company (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, October 29, 2009, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with the above request, the Registrant hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

October 29, 2009

3. the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CALLAWAY GOLF COMPANY

/s/ Brian P. Lynch
Brian P. Lynch Vice President and Corporate Secretary

cc:	Thomas D. Magill
David C. Lee
Phillip S. Askim
Gibson, Dunn & Crutcher LLP

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